GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

October 16, 2012

Via EDGAR

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Wray, Esq.

Re:	GXS Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 19, 2012
File No. 333-167650

Dear Mr. Gilmore:

This letter is respectfully submitted in connection with your letter dated October 11, 2012, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, with respect to the above referenced filing by GXS Worldwide, Inc.  As discussed with Katherine Wray, Staff Attorney, we have respectfully requested an extension of the original due date requested by the Staff in order to allow us to prepare a complete response to the Staff's comments.  We anticipate that our response will be submitted to your office no later than November 9, 2012.

Sincerely, /s/ Richard B. Nash Richard B. Nash Senior Vice President and General Counsel